JSC Concern "KALINA"
Komsomolskaya str., 80
Yekaterinburg
Russia

Attn.: Branch of Filer Support of the Office of Fillings and Information Services
Fax: +1 202 942 9624

From: Dmitriy Argunov
Department: Corporate Finance Department

Tel. +7 343 262 26 85
Fax: +7 343 262 22 32
+7 343 365 83 00
Date: March, 29, 2005

Accession number for this submission is 9999999996-04-023627



File number is 82-34847

FACSIMILE TRANSMISSION

Number of pages: 3

Dear Sirs!
Please find attached the press release "OJSC Concern "KALINA" announced financial results RAS for the year 2004".
Information presented should be disclosed in compliance with legislation of the Russian Federation.

Head of Corporate Finance Department
OJSC Concern "Kalina"



Dmitriy Argunov


PROCESSED
APR 11 2005
THOMSON
FINANCIAL

Dlw 4/11


КАЛИНА
КОНЦЕРН

29.03.2005
press-release

File number 82-34847

JSC Concern "KALINA" announced financial results RAS for the year 2004.

March 29, 2005. Today the largest Russian perfumery and cosmetics manufacturer JSC Concern "KALINA" has announced financial results for the year 2004, prepared according to the Russian Standards of Accounting. Sales according to the results of the year, reached 5 196 mln rubles. As compared to the year 2003 the sales of 'KALINA" increased by 7,2 %.
Further you can find some of the non-consolidated non-audited Russian financial statements for the nine months of the year 2004. The full details of the company's financial statements you can find on the web-site of the Concern:www.kalina.org.

Mln rubles	2004 г	2003 г	Changes, %
Sales	5 196	4 845	+7,2
Gross margin	**2 500**	**2 226**	**+12,3**
percentage to the sales, %	*48,1%*	*45,9%*	
Sales profit	**1 060**	**985**	**+7.6**
percentage to the sales,%	*20,4%*	*20,3%*	

About the company. JSC concern "Kalina " is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" - among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands)

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of JSC Concern "Kalina" (the "Company"), as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Not for distribution in the United States.

This press release is not an offer or solicitation of an offer of securities by Concern "Kalina" or any other entity for the purchase or sale of any securities nor does it constitute an offer or solicitation to any person in any jurisdiction where solicitation would be unlawful. Securities may not be offered or sold in the United

States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.